

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Nirajkumar Patel
President and Chief Executive Officer
Kaival Brands Innovations Group, Inc.
4460 Old Dixie Highway
Grant, FL 32949

>   **Re: Kaival Brands Innovations Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 30, 2021**
>   **File No. 333-258339**

Dear Mr. Patel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Justin W. Chairman